

December 17, 2013

<u>Via E-mail</u>
Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
4055 Technology Forest Blvd, Suite 210
The Woodlands, Texas 77381

> **Re: Conn's, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed April 5, 2013**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2013**
> **Filed September 5, 2013**
> **Form 8-K Filed December 5, 2013**
> **Response dated December 4, 2013**
> **File No. 1-34956**

Dear Mr. Wright:

We have reviewed your response dated December 4, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Quarterly Period Ended July 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Customer Receivable Portfolio Data, page 16</u>

1. We reviewed your response to comment one in our letter dated November 19, 2013. As it relates to non-restructured customer accounts receivable, please explain further why the percentage of total bad debt allowance to account balances 60+ days past due decreased from 73.9% at July 31, 2012 to 66.8% at July 31, 2013. In doing so, please address how

the uptick in "late stage" (91-209 days past due) delinquencies during the six months ended July 31, 2013 noted on page 12 of your September 2013 earnings conference call presentation impacted the bad debt allowance for non-restructured accounts as of July 31, 2013. Additionally, in future filings, we believe you should disclose the types of information provided in your correspondence in terms of the specific and detailed reasons for variations in your bad debt allowance as a percentage of total account balances and 60+ day past due balances, including separate discussions of non-restructured and restructured accounts, where meaningful.

2.   We reviewed your response to comment two in our letter dated November 19, 2013. Based on your disclosure on page 33 of Form 10-K for the fiscal year ended January 31, 2013, we understand interest income is recognized on promotional accounts based on your historical experience related to customers who fail to satisfy the requirements of the interest-free programs. As such, we don't understand your statement that the decline in the allowance for promotional receivables as a percentage of the related receivable balance is due to a year-over-year reduction in customer satisfaction of the short-term, interest free program requirements. Please explain further. Additionally, we believe you should disclose in future filings: the reasonably likely impact on your financial position and results of operations of the recent trend of issuing increasing amounts of credit on promotional terms; the pertinent terms of the promotional credit/receivables; and variations in the allowance for these programs on a period to period basis.

Form 8-K Filed December 5, 2013

3.   Please tell us how you have complied with the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K with respect to your disclosure of fiscal 2014 diluted earnings per share guidance on an adjusted, non-GAAP basis. Refer to the Instructions to Item 2.02 of Form 8-K.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief